January 29, 1996                RE:  1995 YEAR-END ESTIMATED VALUATION

Dear Geodyne Energy Income Program Unit Holder:

As in past years, Geodyne is providing you with the following information relating to 1995 year-end estimated valuations for your Geodyne Energy Income Programs. Enclosed with this letter is a schedule showing your Geodyne partnership investments, your investment amount, the current estimated valuation, 1995 cash distributions and cumulative cash distributions to date.

REQUIREMENTS FOR A YEAR-END VALUATION

As you know, the Geodyne Energy Income Programs are partnerships designed for long-term holding. Since the units are not traded on any organized stock exchange, only a limited number of interests in the programs change hands during the year. The values for securities other than partnerships are generally obtained by looking at secondary market trading prices as quoted on the stock exchanges. Limited partnerships are generally illiquid and were never intended to, and do not, trade regularly or in any established market. As a result, prices obtained in isolated secondary market transactions may not be a reliable indicator of the value of this investment.

While noting this valuation difficulty, under the regulations of the Internal Revenue Service (the "IRS Regulations"), IRA custodians are required to provide year-end values for all securities held in their clients' IRAs. Given the obligations under the IRS Regulations and certain provisions of the Partnership prospectuses, Geodyne is providing to you and requesting brokerage firms and other custodians a December 31, 1995, estimated value for each partnership. The estimates are based upon the methodology explained below. While independent engineers have reviewed the properties associated with at least 80% of the estimated value of the proved producing reserves in each partnership, the estimated valuations were not prepared by a third party appraiser.

Please note that your brokerage firm or other custodian may be relying on the estimates herein or estimates determined by some other party to meet any IRS reporting requirements, which estimates may differ from the estimates reported herein. You should discuss with your custodian (not Geodyne) any questions you have about estimates communicated by that custodian.

CALCULATING THE ESTIMATED VALUATION

The main component of the estimated valuation is the present value of the future cash flow estimated to be received from producing the remaining proved oil and natural gas reserves. Present value means discounting future cash flow to today to recognize that a dollar received in the future is worth less than a dollar received today. In addition, the estimated valuation includes any material balance sheet items (cash on hand and gas balancing liabilities). The estimate also includes two other reserve categories, probables and possibles. The probable and possible reserves are included separately using 25% and 40% adjustments, respectively, for the inherent additional risks associated with estimating future cash flow from such reserves. The valuation does not include a deduction for future partnership general and administrative expenses.

As previously reported to investors in Partnerships II-A through II-E, those partnerships were recently successful in winning an arbitration award against Texaco, Inc. relative to a contract dispute. However, as Texaco has appealed the award, collection is uncertain and therefore the amount of the award is not included in the values for those respective programs.

1995 YEAR-END ESTIMATED VALUATIONS     JANUARY 29, 1996        PAGE 2


For determining the present value of future cash flow, pricing guidelines and time value discount rates set forth by the Securities and Exchange Commission for financial reporting purposes ("SECPV10") were used. Under these guidelines, year-end prices received for oil and gas are used for the life of the production. Therefore, there is no escalation for prices or production costs, except for assured contractual gas pricing escalations (which are insignificant for the Geodyne partnerships). The December 31, 1995, calculations are based on estimated average prices of $18.50 per barrel of oil and $2.00 per thousand cubic feet of gas. (This compares to $16.50 per barrel and $1.60 per thousand cubic feet of gas used for the 1994 Year-End Estimates.) Future net cash flow is then discounted to a present value at a 10% annual rate. The Securities and Exchange Commission guidelines provide for the reporting of only proved reserves, while the Geodyne estimates include the adjusted values for probable and possible reserves.

THESE ESTIMATES DO NOT REFLECT CASH DISTRIBUTIONS RECEIVED TO
DATE. ESTIMATED VALUATIONS ARE NOT INDICATIVE OF WHAT FUTURE CASH DISTRIBUTIONS TO UNIT HOLDERS WILL BE. THE ESTIMATES DO NOT NECESSARILY REFLECT WHAT COULD BE RECEIVED SHOULD A UNIT HOLDER DECIDE TO SELL HIS OR HER UNITS ON THE SECONDARY MARKET OR IF THE PARTNERSHIP WAS LIQUIDATED. SINCE THE ESTIMATES ARE BASED UPON ASSUMPTIONS CONCERNING FUTURE OIL AND GAS PRICES AND REMAINING RESERVE VOLUMES, THEY ARE NECESSARILY INHERENTLY IMPRECISE. UNIT HOLDERS SHOULD ALSO NOTE THAT THE ESTIMATED VALUATIONS ARE NOT ADJUSTED DURING THE YEAR FOR PRODUCTION, PRICING CHANGES, CASH DISTRIBUTIONS, ETC.

To provide some guideposts concerning the estimated valuations, you might note the following. Generally speaking, publicly traded oil and gas companies currently trade at a premium to the 1994 SECPV10 pricing applied to proved reserves. In addition, producing oil and gas properties have sold in several publicly reported transactions in 1995 in a range of between 80 - 110% of 1994 year-end SECPV10 applied to proved reserves. Finally, partnership units that are not registered on a stock exchange (such as the Geodyne Partnerships) trade on the secondary market at a significant discount to valuations determined by the SECPV10 methodology.

REASONS FOR YEAR TO YEAR CHANGES IN ESTIMATES

In all of the Geodyne Programs except for the I-C Program, 1995 year-end estimated valuations are higher than the 1994 year-end estimates. This is primarily due to the higher oil and natural gas prices in effect on December 31, 1995 compared to December 31, 1994. ACTUAL FUTURE PRICES RECEIVED BY THE PROGRAMS WILL LIKELY BE DIFFERENT FROM (AND MAY BE LOWER THAN) THE PRICES IN EFFECT ON DECEMBER 31, 1995. IN MANY PAST YEARS, YEAR-END PRICES HAVE TENDED TO BE HIGHER, AND, IN SOME CASES SIGNIFICANTLY HIGHER, THAN THE YEARLY AVERAGE PRICE ACTUALLY RECEIVED BY THE PROGRAMS FOR AT LEAST THE YEAR FOLLOWING THE YEAR-END VALUATION DATE.

Although the vast majority of partnership reserves are proved, and therefore less likely to fluctuate significantly, all reserves and evaluations are estimates subject to many judgmental factors. Additional factors that can result in year to year changes in the estimates of the remaining oil and natural gas reserve quantities and the value of such reserves based on a cash flow analysis include:

    * Estimates by engineers can vary from year to year, based on the inherent impreciseness of estimating reserves in the ground.
    * Improved oil and gas prices can increase estimates of economically recoverable reserves while lower prices can decrease such estimates. Price changes also directly impact

1995 YEAR-END ESTIMATED VALUATIONS       JANUARY 29, 1996       PAGE 3

      estimates of future cash flow. Crude oil and natural gas prices were higher at year-end 1995 compared to year-end 1994, which has increased estimates of future cash flow in the partnerships.
    * A longer performance history of wells provides more accurate data for calculating reserve quantities.
    * Mechanical  difficulties   at   the  well   site  can   prohibit
      production.
    * Newly drilled wells near partnership wells can drain reserves that would otherwise be produced by partnership wells.
    * Successful development drilling and enhancement projects can add to existing reserves.

Please contact Geodyne Investor Services at the letterhead address or telephone number if you have any questions regarding this letter.

Sincerely,



Dennis R. Neill
Senior Vice President
Geodyne Resources, Inc.